Exhibit 99.1

News Release

EARNINGS ADVISORY:

Geac to announce Second Quarter, Fiscal 2004 Results On December 4, 2003

MARKHAM, ON, Canada - November 26, 2003 - Geac (TSX: GAC), a global enterprise software company for business performance management, today announced it will release second quarter, fiscal 2004 financial results on December 4, 2003, at 4:30 p.m. Eastern Time. The company will discuss the results on a conference call and webcast on December 4, 2003, beginning at 5:00 p.m. Eastern Time.

Listeners can access the conference call at 416.695.5806 or 1.800.273.9672, or via webcast at http://www.investors.geac.com.

A replay of the conference call will be available from December 4, 2003, at 7:00 p.m. Eastern Time until December 11, 2003, at 11:59 p.m. Eastern Time. The replay can be accessed at 416.695.5800 or 1.800.408.3053. The pass code for the replay is 1499591.

For more information, contact: Melody Firth Geac Investor Relations Tel. 905.475.0525 ext. 3325 Fax 905.475.3847 Email:melody.firth@geac.com